UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Special Committee

On April 19th, 2023, board of directors (the “Board”) of HUB Cyber Security Ltd (the “Company”) appointed a special committee of independent directors (the “Special Committee”) in order to investigate and asses certain allegations of potential misappropriation and other potential fraudulent actions raised against a former senior officer of the Company. The Board, as part of its review, is seeking to ensure that the Company is adhering to the highest standards of conduct.

The allegations were raised during on-going reviews by the new management of the Company, and within this framework the new management of the Company discovered certain unexplained expenses, Based on preliminary findings, the amount of the examined expenses is estimated at approximately NIS 2.5 million

The Special Committee includes three (3) independent directors, and will be headed by, Mr. Ilan Flato, chair of the Company’s audit committee.

The Special Committee’s review is ongoing, and it is working diligently with outside advisers to complete its investigation as soon as possible. The Company is committed to working with the Special Committee to complete its work in order to assess the validity of these allegations and provide transparency to its shareholders as soon as feasible.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and the following: (i) the results of the Board’s and Special Committee’s investigation (ii) expectations regarding the Company's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company's ability to invest in growth initiatives and pursue acquisition opportunities; (iii) the outcome of any legal proceedings that may be instituted against the Company, including as may result from the Special Committee’s investigation; (iv) the ability to meet stock exchange continued listing standards; (v) the risk that the consummation of the business combination disrupts the Company's current operations and future plans; (vi) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the business combination; (viii) limited liquidity and trading of the Company's securities; (ix) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (x) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xi) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (xii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company's final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this report and attributable to the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this report. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: April 20, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer